SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-10

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SkyLynx Communications, Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

           85525 10 8
(CUSIP Number)

Gary L. Brown
500 John Ringling Boulevard
Sarasota, Florida 34236
                         (941) 388-2882
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                   May 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 85525 10 8

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Gary L. Brown and Lisa Brown, Joint Tenants

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [X]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 8,261,964
Beneficially Owned	(8) Shared Voting Power 1,150,000
by Each Reporting	(9) Sole Dispositive Power 8,261,964
Person With	(10)Shared Dispositive Power 1,150,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       9,411,964 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      33.6%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of SkyLynx Communications, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 500 Ringling Boulevard, Sarasota, Florida  34236.

       The undersigned hereby supplements and amends the Schedule 13D dated June 2002, as amended (the "Statement") filed in connection with the Common Stock, of the Company as follows (reference is made to the Statement for previously reported facts).

ITEM 2. IDENTITY AND BACKGROUND

      (a)-(c) Gary L. Brown and Lisa Brown, as joint tenants, 7318 Point of Rocks Road, Sarasota, FL 34242 are President and Director of the Company and spouse.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended by adding thereto the following:

     Effective May 4, 2005, Mr. Brown converted a convertible debenture dated October 15, 2004 and issued by the Company in the principal amount of $387,439, with interest at the rate of 12% per annum, into 4,842,923 shares of the Company's common stock at a conversion price of $.08 per share.

     Effective May 4, 2005, Mr. Brown converted a convertible debenture dated April 5, 2005 and issued by the Company in the principal amount of $100,000, with interest at the rate of 12% per annum, into 1,666,6667 shares of the Company's common stock at a conversion price of $.08 per share.

     On April 15, 2005, Mr. Brown gifted 450,000 shares of the Company's common stock to his wife, Lisa Brown.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

       Item 5 is amended by adding thereto the following:

      (a)      Mr. Brown would be deemed the beneficial owner of an aggregate of 9,411,964 shares of the Issuer's common stock, which shares consist of (i) an aggregate of 1,656,374 shares of common stock owned by Mr. Brown in joint tenancy with his spouse, (ii) an aggregate of 550,000 shares of common stock owned by Mr. Brown's spouse, Lisa Brown, individually, (iii) an aggregate of 600,000 shares of common stock owned in equal parts by Mr. Brown's two minor children, and (iv) an aggregate of 6,509,590 shares of common stock issued upon conversion of the debentures. The 9,411,964 shares of common stock of which Mr. Brown would be deemed the beneficial owner represent 33.6% of the total issued and outstanding shares of common stock of the Issuer.

       (b)     Mr. Brown exercises the shared voting and dispositive power with respect to all the shares identified in Item 5(a) above which are owned jointly with his wife, Lisa Brown. Mr. Brown exercises sole voting and dispositive power with respect to the 6,509,590 shares of common stock.

       (c)     Not applicable.

       (d)      Not applicable.

       (e)      Not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 12, 2005 (Date)
/s/ Gary L. Brown (Signature)